07005466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leader Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Lekas (503) 294 - 1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258 (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CANDY L DILLON
NOTARY PUBLIC-OREGON
COMMISSION NO. 397534
MY COMMISSION EXPIRES DEC. 6, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Loador Capital Corp

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

We have audited the accompanying balance sheet of Leader Capital Corporation as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williams & Associates, LLP

Portland, OR
February 27, 2007

LEADER CAPITAL CORPORATION

BALANCE SHEET

For the year ended December 31, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	76,146
Receivables from clearing organization		78,379
Income tax receivable		-
Prepaid expenses		1,379
Employee advances		18,000
Total current assets		173,904
PROPERTY AND EQUIPMENT, at cost		
Office fixtures and equipment		90,436
Building improvement		13,592
Total property and equipment		104,028
Less: accumulated depreciation		(68,862)
Net property and equipment		35,166
OTHER ASSETS		
Notes receivables		34,645
Deposit with clearinghouse		55,244
Total other assets		89,889
TOTAL ASSETS	$	298,959

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	32,586
Taxes payable		20
Total current liabilities		32,606
LONG TERM LIABILITIES		
Loan from shareholder		26,954
STOCKHOLDER'S EQUITY		
Common stock - authorized 1,000 shares of no par value; issued and outstanding 100 shares		1,000
Additional paid-in capital		282,853
Accumulated deficit		(44,454)
Total stockholder's equity		239,399
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	298,959

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

REVENUE	
Commissions	$ 462,889
Investment income	249,048
Managed account fees	28,457
Total revenues	740,394
OPERATING EXPENSE	
Advertising and marketing	22,872
Automobile	10,225
Broker dealer licenses and registration	9,632
Commission and clearing fund	6,704
Contributions	2,299
Dues & Subscriptions	4,832
Depreciation expense	18,185
Insurance & Employee Benefits	17,703
Meals and entertainment	37,261
Office Supplies	20,221
Other expenses	24,184
Payroll taxes	21,699
Postage delivery	8,567
Professional services	67,045
Rents	83,857
Repairs and maintenance	1,089
Research	23,682
Salaries and wages	209,742
Taxes and licenses	349
Telephone	11,699
Travel	87,241
Utilities	14,997
Total operating expenses	704,085
Income from operations	$ 36,309

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

OTHER INCOME (EXPENSE)		
Interest expense	$	(835)
Mutual fund expense		(12,843)
Interest income		16,582
Investment income		40
Dividend income		228
Gain on sale of assets		5,254
Total other income (expense)		8,426
NET INCOME BEFORE TAXES		44,735
INCOME TAX PROVISION		(43,892)
NET INCOME	$	843

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 1,000	$ 232,853	$ (124,725)	$ 109,128
Acquisition of equity through business combination	-	-	79,428	79,428
Net loss	-	-	843	843
Shareholder Contribution	-	50,000	-	50,000
Balance at December 31, 2006	$ 1,000	$ 282,853	$ (44,454)	$ 239,399

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	843
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		18,185
Gain on sale of assets		(5,254)
Changes in operating assets and liabilities:		
Receivables from clearing organization		(48,865)
Income tax receivable		20,628
Deposit with clearinghouse		(55,244)
Prepaid expenses		(912)
Accrued interest		(14,166)
Employee advances		(18,000)
Accounts payable		25,549
Income taxes payable		20
Deferred income taxes		43,872
Net cash used by operating activities		(33,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on loan from shareholder		(8,816)
Shareholder contributions		50,000
Cash contributed through business combination		1,175
Net cash provided by financing activities		42,359
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(8,918)
Proceeds from sale of equipment		51,375
Net cash provided by investing activities		42,457
NET DECREASE IN CASH		51,472
CASH, BEGINNING OF YEAR		24,674
CASH, END OF YEAR	$	76,146

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Schedule of non-cash investing and financing transactions:		
Assets acquired from Leader Capital Investments, Inc.	$	114,023
Liabilities acquired from Leader Capital Investments, Inc.		(35,770)
Net non-cash contribution of equity	$	78,253

Cash paid for income taxes	$	10
Cash paid for interest	$	835

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Leader Capital Corporation (the "Company") is an Oregon corporation formed in 1997. In 1999, the Company registered with both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended. On July 1, 2001, the Company reorganized into two separate entities comprised of a broker/dealer (Leader Capital Corporation) and a management and advisory entity (Leader Capital Investments, Inc.). On January 1, 2006, pursuant to the request of the NASD, the Company combined its operations with Leader Capital Investments, Inc.

The Company's primary sources of revenue are from commissions on standard fee accounts, fees for managing customer portfolio's, and interest from short against the box accounts. The company's customers are predominately small to middle-market businesses and high wealth individuals.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase. At December 31, 2006, cash balances included approximately $5,407 in money market funds.

Accounts Receivable
Accounts receivable are presented on the accompanying balance sheet as receivables from clearing organization. Receivables from clearing organization represent amounts owed to the Company by its clearing agent, First Allied Securities, at December 31, 2006. The Company uses the allowance method to estimate the allowance for doubtful accounts. Management of the Company believes all receivables will be collected and, therefore, no provision of doubtful accounts has been made.

Securities Transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis. Differences between trade date and settlement date, if any, are not significant.

Income Taxes
Effective January 1, 2006, the Company filed an election to be taxed as an S-Corporation. For the year ended December 31, 2006, income and losses will be included in the personal income tax return of the stockholder. Accordingly, the Company will not ordinarily incur additional federal and state tax obligations. The financial statements will include provisions for state filing fees and certain local income taxes.

Advertising Costs
The Company expenses advertising costs as incurred. Total advertising charged to operating expense was $22,872 for the year ended December 31, 2006.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Equipment, and Depreciation

Property and equipment are recorded at cost. Maintenance and minor repairs are charged to expense when incurred. When property or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income.

The costs of property and equipment are depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives and depreciation of fixed assets are as follows:

	Estimated Useful Lives	Depreciation and Amortization
Leasehold improvements	39 years	$ 349
Vehicles	5 years	9,174
Office fixtures & equipment	5 to 10 years	8,662
		$ 18,185

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS COMBINATION

On January 1, 2006, the Company combined operations and net assets with a related party under common ownership. Prior to combining business operations, Leader Capital Investments, Inc. provided management and advisory services to Leader Capital Corporation. The transfer of net assets was accounted for at historical cost basis wherein Leader Capital Corporation recorded net assets acquired at their book values.

Assets, liabilities, and net equity acquired by the Company consisted of the following:

	Book Values
Cash and cash equivalents	$ 1,175
Accounts receivable	3,011
Note receivable	20,479
Fixed assets, net of accumulated depreciation	90,533
Less liability: due to shareholder	(35,770)
Net equity acquired from Leader Capital Investments, Inc.	$ 79,428

See auditors' report

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

INCOME TAXES

For years ended December 31, 2005 and earlier, the Company was taxed as a C-Corporation. Accordingly, the financial statements included provisions for current taxes due plus deferred taxes. Deferred taxes were provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. Those differences related principally to net operating loss carry-forwards and the use of cash method accounting for income tax purposes. Deferred tax assets and liabilities were determined based on the enacted rates that were expected to be in effect when those differences were expected to reverse. Deferred tax expense or benefit are the result of the changes in the deferred tax assets and liabilities.

At December 31, 2005, the Company had a deferred tax asset in the amount of $43,872. With the election to be taxed as an S-Corporation the asset was reduced to $0. To recognize this change the financial statements include a provision for deferred tax expense.

For the year ended December 31, 2006, the Company's income tax provision consists of the following components:

	2006
Current income tax expense:	
Federal	$ 0
State	20
	20
Deferred income tax expense:	
Federal	22,665
State	21,207
	43,872
Income tax provision	$ 43,892

The Company has no deferred tax asset or liability in the accompanying balance sheet at December 31, 2006.

DEPOSIT WITH CLEARINGHOUSE

The NASD requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiences. At December 31, 2006 the Company held a refundable deposit at First Allied Securities in the amount of $55,244.

NOTE RECEIVABLE

As of December 31, 2006 the Company has an unsecured note receivable from one of its employees of $34,645, accrued interest of $14,166 at an interest rate of 10%.

EMPLOYEE ADVANCES

As of December 31, 2006 the Company had employee advances due from one of its employees of $18,000. The repayment of the employee advance is to begin in March of 2007 against commissions earned by the employee.

DUE TO SHAREHOLDER

As of December 31, 2006 the Company had an amount due to its principal stockholder of $26,954. The amount is unsecured, payable on demand, and non-interest bearing.

OPERATING LEASE

Leader Capital Corporation leases their office space from an unrelated third party. Since the expiration of the lease on July 31, 2006, the Company has been paying for the occupied space on a month-to-month basis. For the year ended December 31, 2006, total payments for office rent were $78,665.

The Company has entered into an agreement to lease their copy machine from an unrelated party. The lease term expires September 30, 2007 and calls for monthly payments of $458. The total copier lease payments for the year ended December 31, 2006 were $5,191. The future minimum lease payments through September 2007 are $4,580.

CONCENTRATIONS

Major Customers
For the year ended December 31, 2006, three customers represented approximately $557,293 of the Company's revenue. Revenues from the customers accounted for 44%, 18% and 12% of the Company's total revenue.

Credit Risk on Cash Deposits
The company maintains cash deposits at one bank, which throughout the year periodically exceeds federally insured deposit limits of $100,000. As of the balance sheet date, balances of cash deposits did not exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash deposits.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2006, the Company has net capital and required net capital of $94,857 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .34 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

For the year ended December 31, 2006

NET CAPITAL		
Total stockholder equity	$	239,399
Less nonallowable assets:		
Prepaid expenses		1,379
Employee advances		18,000
Notes receivable & (accrued interest)		34,645
Deposit with clearinghouse		55,244
Property and equipment		35,166
Total non-allowable assets		144,434
Tentative net capital		94,965
Less haircuts on securities		(108)
Net Capital	$	94,857
AGGREGATE INDEBTEDNESS:		
Total liabilities from balance sheet	$	32,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required	$	5,000
Excess net capital	$	89,857
Excess of capital at 1000%	$	91,597
Ratio of aggregate indebtedness to net capital		.34 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	115,612
Additions to retained earnings for audit adjustments, primarily related to:		
Accrual Adjustments	$	(14,166)
Change in non-allowable assets	$	(6,589)
Net capital per above	$	94,857

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15 C3-1

December 31, 2006

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

In planning and performing our audit of the consolidated financial statements of Leader Capital Corporation (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[illegible] & Associates, LLP

Portland, OR
February 27, 2007

END